# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Mawson Infrastructure Group Inc., CIK 0001218683
CUSIP: 57778N307
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 950 Railroad Avenue, Midland, Pennsylvania (PA), 15059
Date of event which requires filing of this statement: 03/31/2025
Amends the filing with accession number 0001213900-24-059094
Filed by CIK 0001869191
Persons authorized to receive notices and communications: Rahul Mewawalla, C/O Mawson Infrastructure Group Inc., 950 Railroad Avenue, Midland, Pennsylvania (PA), 15059, (412) 515-0896

## Reporting persons
- Rahul Mewawalla (CIK 0001869191): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 4,262,481; shared voting power 0; sole dispositive power 4,262,481; shared dispositive power 0; aggregate amount beneficially owned 4,262,481 (22.7% of the class)
  Comment: (1) The Reporting Person's shares consist of (i) 2,862,481 shares of Common Stock, par value $0.001 per share ("Common Stock"), of Mawson Infrastructure Group Inc. (the "Issuer") held directly by the Reporting Person and (ii) 1,400,000 shares of Common Stock issuable upon the exercise of stock options.
  
  (2) All ownership percentages in this schedule are calculated based on 18,792,360 shares of Common Stock outstanding as set forth in the Issuer's annual report on Form 10-K filed with the Securities and Exchange Commission on March 28, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Mawson Infrastructure Group Inc.
Address of issuer's principal executive offices: 950 Railroad Avenue, Midland, Pennsylvania (PA), 15059

## Item 2. Identity and Background
Name of person filing: Rahul Mewawalla
Residence or business address: C/O Mawson Infrastructure Group Inc., 950 Railroad Avenue, Midland, Pennsylvania 15059. (412) 515-0896.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is amended by adding the following paragraph to the end of such item:

On March 4, 2024, the Reporting Person was granted an award of 1,587,302 restricted stock units ("RSUs") under the Issuer's 2021 Equity Incentive Plan (the "Plan"). The RSUs vested on March 31, 2025 in accordance with the Plan, and the Reporting Person received 953,589 shares of Common Stock after settlement of the RSUs and 633,713 shares of Common Stock withheld for taxes.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is amended and restated as follows:

The Reporting Person beneficially owns an aggregate of 4,262,481 shares of Common Stock, which represents 22.7% of the outstanding shares of Common Stock
Number of shares as to which each person has sole or shared power to vote or dispose:
18,792,360 shares of Common Stock of the Issuer outstanding as set forth in its annual report on Form 10-K filed with the Securities and Exchange Commission on March 28, 2025 (the "Form 10-K").

The Reporting Person has the sole power to vote and to dispose of or direct the disposition of all shares of Common Stock beneficially owned by the Reporting Person.
Transactions in the class effected during the past sixty days: On February 26, 2025, the Reporting Person was granted 1,235,030 RSUs under the Issuer's 2024 Omnibus Equity Incentive Plan. One hundred percent (100%) of the RSUs vested on February 26, 2025 and will settle on August 5, 2025.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Rahul Mewawalla: /s/ Rahul Mewawalla, Rahul Mewawalla (04/02/2025)